JPMorgan Chase & Co.

March 2013
Amendment No. 1 dated March 4, 2013† to
Preliminary Terms No. 29 dated February 28, 2013
Registration Statement No. 333-177923
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in International Equities

PLUS Based on the iShares® MSCI Brazil Capped Index Fund due May 1, 2014

Performance Leveraged Upside Securities℠

The PLUS offered are unsecured and unsubordinated obligations of JPMorgan Chase & Co., will pay no interest, do not guarantee any return of your principal at maturity and have the terms described in the accompanying product supplement no. MS-1-I, underlying supplement no. 1-I, the prospectus supplement and the prospectus, as supplemented or modified by this document. At maturity, if the ETF Shares have **increased** in price, investors will receive the stated principal amount of their investment plus leveraged upside performance of the ETF Shares, subject to a maximum payment at maturity. However, if the ETF Shares have **decreased** in price, at maturity investors will lose 1% for every 1% decline. The PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature that applies to a limited range of positive performance of the ETF Shares. At maturity, an investor will receive an amount in cash that may be greater than, equal to, or less than the stated principal amount based upon the price of one ETF Share on the valuation date. **All payments on the PLUS are subject to the credit risk of JPMorgan Chase & Co. The investor may lose some or all of the stated principal amount of the PLUS.**

SUMMARY TERMS			
Issuer:	JPMorgan Chase & Co.		
Maturity date:	May 1, 2014, subject to adjustment for certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-1-I		
ETF Shares:	Shares of the iShares® MSCI Brazil Capped Index Fund		
Reference index:	MSCI Brazil 25/50 Index		
Aggregate principal amount:	$		
Payment at maturity:	If the final share price is *greater than* the initial share price, for each $10 stated principal amount PLUS, $10 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* If the final share price is *less than or equal to* the initial share price, for each $10 stated principal amount PLUS, $10 × share performance factor *This amount will be less than or equal to the stated principal amount of $10 per PLUS.*		
Leveraged upside payment:	$10 × leverage factor × share percent increase		
Share percent increase:	(final share price – initial share price) / initial share price		
Share performance factor:	final share price / initial share price		
Initial share price:	The closing price of one ETF Share on the pricing date, *divided* by the adjustment factor		
Adjustment factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See "General Terms of PLUS — Anti-Dilution Adjustments" in the accompanying product supplement no. MS-1-I.		
Final share price:	The closing price of one ETF Share on the valuation date		
Valuation date:	April 28, 2014, subject to adjustment for non-trading days or certain market disruption events and as described under "Description of PLUS — Postponement of a Determination Date" in the accompanying product supplement no. MS-1-I		
Leverage factor:	300%		
Maximum payment at maturity:	$11.575 to $11.975 (115.75% to 119.75% of the stated principal amount) per PLUS. The actual maximum payment at maturity will be determined on the pricing date and will not be less than $11.575 or greater than $11.975 per PLUS.		
Stated principal amount:	$10 per PLUS		
Issue price:	$10 per PLUS (see "Commissions and issue price" below)		
Pricing date:	March , 2013 (expected to price on or about March 28, 2013)		
Original issue date:	April , 2013 (4 business days after the pricing date)		
CUSIP / ISIN:	48124B642 / US48124B6424		
Listing:	The PLUS will not be listed on any securities exchange.		
Agent:	J.P. Morgan Securities LLC ("JPMS")		
Commissions and issue price:	**Price to Public(1)(2)**	**Fees and Commissions(2)(3)**	**Proceeds to Issuer**
Per PLUS	$10.00	$0.20	$9.80
Total	$	$	$

(1) *The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-31 of the accompanying product supplement no. MS-1-I.*

(2) *The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per PLUS. Please see "Syndicate Information" on page 12 for further details.*

(3) *JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission and will use all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("Morgan Stanley Wealth Management") that will depend on market conditions on the pricing date. In no event will the commission received by JPMS and the selling concessions to be allowed to Morgan Stanley Wealth Management, exceed $0.20 per $10 stated principal amount PLUS. See "Underwriting (Conflicts of Interest)" beginning on page PS-46 of the accompanying product supplement no. MS-1-I.*

Investing in the PLUS involves a number of risks. See "Risk Factors" beginning on page PS-12 of the accompanying product supplement no. MS-1-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Risk Factors" beginning on page 4 of these amended and restated preliminary terms.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the PLUS or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. MS-1-I, UNDERLYING SUPPLEMENT NO. 1-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW. PLEASE ALSO SEE "ADDITIONAL INFORMATION ABOUT THE PLUS" AT THE END OF THIS DOCUMENT.

Product supplement no. MS-1-I dated November 22, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007774/e46120_424b2.pdf
Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

† This amendment no. 1 amends and restates and supersedes the preliminary terms no. 29 related hereto dated February 28, 2013 to product supplement no. MS-1-I in its entirety (the preliminary terms no. 29 dated February 28, 2013 are available on the SEC website at: http://www.sec.gov/Archives/edgar/data/19617/000095010313001407/dp36623_fwp-3p128.htm).

JPMorgan Chase & Co.

PLUS Based on the iShares® MSCI Brazil Capped Index Fund due May 1, 2014
Performance Leveraged Upside Securities^{SM}

Investment Summary

Performance Leveraged Upside Securities

The PLUS Based on the iShares® MSCI Brazil Capped Index Fund due May 1, 2014 (the "PLUS") can be used:

■ As an alternative to direct exposure to the ETF Shares that enhances returns for a certain range of positive performance of the ETF Shares.

■ To enhance returns and potentially outperform the ETF Shares in a moderately bullish scenario.

■ To potentially achieve similar levels of upside exposure to the ETF Shares as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor.

The PLUS are exposed on a 1:1 basis to the negative performance of the ETF Shares.

Maturity:	Approximately 13 months
Leverage factor:	300%
Maximum payment at maturity:	$11.575 to $11.975 per PLUS (115.75% to 119.75% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Minimum payment at maturity:	None. Investors may lose their entire initial investment in the PLUS.
Coupon:	None

Key Investment Rationale

PLUS offer leveraged exposure to an underlying asset, which may be equities, commodities and/or currencies, without any protection against negative performance of the asset. If the asset has decreased in value, investors are fully exposed to the negative performance of the asset. At maturity, if the asset has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying asset, subject to the maximum payment at maturity. At maturity, if the asset has depreciated, the investor will lose 1% for every 1% decline. **Investors may lose some or all of the stated principal amount of the PLUS.**

Leveraged Performance	The PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the ETF Shares.
Upside Scenario	The ETF Shares increase in price and, at maturity, the PLUS pay the stated principal amount of $10 *plus* 300% of the share percent increase, subject to the maximum payment at maturity of $11.575 to $11.975 (115.75% to 119.75% of the stated principal amount) per PLUS. The actual maximum payment at maturity will be determined on the pricing date.
Par Scenario	The final share price is equal to the initial share price and, at maturity, the PLUS pay the stated principal amount of $10 per PLUS.
Downside Scenario	The ETF Shares decline in price and, at maturity, the PLUS pay an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decline of the final share price from the initial share price. (Example: if the ETF Shares decrease in price by 20%, the PLUS will pay an amount that is less than the stated principal amount by 20%, or $8 per PLUS.)

How the PLUS Work

Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10 per PLUS
Leverage factor:	300%
Hypothetical maximum payment at maturity:	$11.775 per PLUS (117.75% of the stated principal amount) (which represents the midpoint of the range of $11.575 to $11.975)*

*If the actual maximum payment at maturity as determined on the pricing date is less than $11.775, your return, if any, may be lower than the returns shown below.

PLUS Payoff Diagram



How it works

- **Upside Scenario.** If the final share price is greater than the initial share price, for each $10 principal amount PLUS investors will receive the $10 stated principal amount *plus* 300% of the appreciation of the ETF Shares over the term of the PLUS, subject to the maximum payment at maturity. Under the hypothetical terms of the PLUS, an investor will realize the hypothetical maximum payment at maturity at a final share price of approximately 105.92% of the initial share price.

- **Par Scenario.** If the final share price is equal to the initial share price, investors will receive the stated principal amount of $10 per PLUS.

- **Downside Scenario.** If the final share price is less than the initial share price, investors will receive an amount that is less than the stated principal amount by an amount proportionate to the percentage decrease of the final share price from the initial share price.

  - For example, if the ETF Shares depreciate 50%, investors will lose 50% of their principal and receive only $5 per PLUS at maturity, or 50% of the stated principal amount.

The hypothetical returns and hypothetical payments on the PLUS shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For further discussion of these and other risks, you should read the sections entitled "Risk Factors" beginning on page PS-12 of the accompanying product supplement no. MS-1-I and "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the PLUS.

- **PLUS do not pay interest or guarantee return of any principal and your investment in the PLUS may result in a loss.** The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee the payment of any principal amount at maturity. If the final share price is less than the initial share price, the payment at maturity will be an amount in cash that is less than the stated principal amount of each PLUS by an amount proportionate to the decrease in the price of the ETF Shares and may be zero.

- **The appreciation potential of the PLUS is limited by the maximum payment at maturity.** The appreciation potential of PLUS is limited by the maximum payment at maturity of $11.575 to $11.975 (115.75% to 119.75% of the stated principal amount) per PLUS. The actual maximum payment at maturity will be determined on the pricing date. Although the leverage factor provides 300% exposure to any increase in the final share price as compared to the initial share price on the valuation date, because the maximum payment at maturity will be limited to 115.75% to 119.75% of the stated principal amount for the PLUS, any increase in the final share price by more than 5.25% (in the case where the maximum payment at maturity is 115.75% of the stated principal amount) to approximately 6.58% (in the case where the maximum payment at maturity is 119.75% of the stated principal amount) will not further increase the return on the PLUS.

- **The PLUS are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the PLUS.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the PLUS, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the market value of the PLUS. If we were to default on our payment obligations, you may not receive any amounts owed to you under the PLUS and you could lose your entire investment.

  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the PLUS. See "Executive Overview — CIO Synthetic Credit Portfolio Update," "Liquidity Risk Management — Credit Ratings" and "Item 4. Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **Economic interests of the issuer, the calculation agent and other affiliates of the issuer may be different from those of investors.** We and our affiliates play a variety of roles in connection with the issuance of the PLUS, including acting as calculation agent and hedging our obligations under the PLUS. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the PLUS. The calculation agent will determine the initial share price and the final share price and will calculate the amount of payment you will receive at maturity, if any. Any of these determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, the selection of a successor to the ETF Shares or calculation of the final share price in the event of a discontinuance of the ETF Shares, and any anti-dilution adjustments, may affect the payout to you at maturity. Moreover, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the PLUS and the value of the PLUS. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the PLUS declines. Please refer to "Risk Factors — Risks Relating to the PLUS Generally" in the accompanying product supplement no. MS-1-I for additional information about these risks.

- **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, because the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the estimated cost of hedging the issuer's obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The PLUS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your PLUS to maturity.

■ **Market price of the PLUS is influenced by many unpredictable factors.** Several factors will influence the value of the PLUS in the secondary market and the price at which JPMS may be willing to purchase or sell the PLUS in the secondary market, including: the closing price and expected volatility of the ETF Shares, interest and yield rates, time remaining to maturity, the dividend rate of common stocks underlying the ETF Shares, interest rates generally, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the ETF Shares or equity markets generally and which may affect the final share price of the ETF Shares, the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which securities underlying the ETF Shares are traded and the correlation between that rate and the price of ETF Shares, the occurrence of certain events to the ETF Shares that may or may not require an adjustment to the adjustment factor and any actual or anticipated changes in our credit ratings or credit spreads. The price of the ETF Shares may be and has recently been volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

■ **Investing in the PLUS is not equivalent to investing in the ETF Shares.** Investing in the PLUS is not equivalent to investing in the ETF Shares, the reference index or the stocks underlying the ETF Shares or the reference index. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the ETF Shares, the reference index or the stocks underlying the ETF Shares or the reference index.

■ **Adjustments to the ETF Shares or to the reference index could adversely affect the value of the PLUS.** BlackRock Fund Advisors is currently the investment adviser to the ETF Shares, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the reference index. MSCI Inc. ("MSCI") is responsible for designing and maintaining the reference index. MSCI can add, delete or substitute the stocks underlying the reference index or make other methodological changes that could change the value of the reference index. Pursuant to an investment strategy or otherwise, the investment adviser to the ETF Shares may add, delete or substitute the stocks underlying the ETF Shares. Any of these actions could adversely affect the price of the ETF Shares and, consequently, the value of the PLUS.

■ **There are risks associated with the ETF Shares.** Although the ETF Shares are listed for trading on the NYSE Arca, Inc. and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the ETF Shares or that there will be liquidity in the trading market. The ETF Shares are subject to management risk, which is the risk that the investment strategy of the investment adviser to the ETF Shares, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the ETF Shares, and consequently, the value of the PLUS.

■ **We have no affiliation with the ETF Shares.** To our knowledge, we are not currently affiliated with any other issuers of the stocks underlying the ETF Shares or the reference index. We have not independently verified any of the information about the ETF Shares and the reference index contained in these amended and restated preliminary terms or in product supplement no. MS-1-I. You should make your own investigation into the ETF Shares and the reference index. We are not responsible for the ETF Shares' public disclosure of information, whether contained in SEC filings or otherwise.

■ **There are differences between the ETF Shares and the reference index.** The ETF Shares do not fully replicate the reference index, may hold securities not included in the reference index and their performance will reflect additional transaction costs and fees that are not included in the calculation of the reference index, all of which may lead to a lack of correlation between the ETF Shares and the reference index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the performances of the ETF Shares and the reference index. Finally, because the ETF Shares are traded on NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one ETF Share may differ from the net asset value per ETF Share. For all of the foregoing reasons, the performance of the ETF Shares may not correlate with the performance of the reference index.

■   **The PLUS are subject to currency exchange risk.** Because the prices of the equity securities underlying the ETF Shares are converted into U.S. dollars for the purposes of calculating the net asset value of the ETF Shares, holders of the PLUS will be exposed to currency exchange rate risk with respect to the currencies in which securities underlying the ETF Shares are traded. Your net exposure will depend on the extent to which the currencies in which securities underlying the ETF Shares are traded strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities underlying the ETF Shares are traded, the net asset value of the ETF Shares will be adversely affected and the amount we pay you at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:

  ■   existing and expected rates of inflation;

  ■   existing and expected interest rate levels;

  ■   the balance of payments;

  ■   political, civil or military unrest in the component countries and the United States; and

  ■   the extent of government surpluses or deficits in the component countries and the United States of America

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

■   **The PLUS entail non-U.S. securities emerging markets risk.** The equity securities that compose the ETF Shares have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

■   **Owning the PLUS is not the same as owning the ETF Shares.** Owning the PLUS is not the same as owning the ETF Shares. Accordingly, changes in the closing price of one ETF Share may not result in a comparable change of the market value of the PLUS. If the closing price of one ETF Share on any trading day increases above the initial share price, the value of the PLUS may not increase comparably, if at all. It is possible for the closing price of the ETF Shares to increase moderately while the value of the PLUS declines.

■   **The anti-dilution protection for the ETF Shares is limited.** The calculation agent will make adjustments to the adjustment factor for certain events affecting the ETF Shares. However, the calculation agent will not make an adjustment in response to all events that could affect the ETF Shares. If an event occurs that does not require the calculation agent to make an adjustment, the value of the PLUS may be materially and adversely affected.

▪ **Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of the PLUS.** The hedging or trading activities of the issuer's affiliates and of any other hedging counterparty with respect to the PLUS on or prior to the pricing date and prior to maturity could adversely affect the value of the ETF Shares, and, as a result, could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial share price and, therefore, could potentially increase the level that the final share price must reach before you receive a payment at maturity that exceeds the issue price of the PLUS. Additionally, these hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the final share price and, accordingly, the amount of cash an investor will receive at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the PLUS declines.

▪ **Secondary trading may be limited.** The PLUS will not be listed on a securities exchange. There may be little or no secondary market for the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. JPMS may act as a market maker for the PLUS, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which JPMS is willing to buy the PLUS. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the PLUS.

▪ **The tax consequences of an investment in the PLUS are uncertain.** There is no direct legal authority as to the proper U.S. federal income tax characterization of the PLUS, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the PLUS. The IRS might not accept, and a court might not uphold, the treatment of the PLUS described in "Additional Information About the PLUS — Additional Provisions — Tax considerations" in this document and in "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-1-I. If the IRS was successful in asserting an alternative treatment for the PLUS, the timing and character of any income or loss on the PLUS could differ materially and adversely from our description herein.

Even if the treatment of the PLUS is respected, the IRS may assert that the PLUS constitute "constructive ownership transactions" within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), in which case any gain recognized in respect of the PLUS that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the term of the PLUS. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the PLUS.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.

You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-1-I and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the PLUS, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders – Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the PLUS are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to PLUS held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

iShares® MSCI Brazil Capped Index Fund Overview

The iShares® MSCI Brazil Capped Index Fund is an exchange-traded fund managed by iShares, Inc. (iShares®), a registered investment company. iShares® consists of numerous separate investment portfolios, including the iShares® MSCI Brazil Capped Index Fund. BlackRock Fund Advisors ("BFA") is currently the investment adviser for the iShares® MSCI Brazil Capped Index Fund. This fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by of the MSCI Brazil 25/50 Index. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to the SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. The iShares® MSCI Brazil Capped Index Fund is described under the heading "Fund Descriptions — The iShares® MSCI Brazil Index Fund" in the accompanying underlying supplement no. 1-I, as supplemented by this section. Prior to February 11, 2013, the iShares® MSCI Brazil Capped Index Fund was named the iShares® MSCI Brazil Index Fund, and it sought to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index.

Information as of market close on March 1, 2013:

Bloomberg Ticker Symbol:	EWZ
Current Share Price:	$55.20
52 Weeks Ago:	$70.42
52 Week High (on 3/1/2012):	$70.42
52 Week Low (on 6/28/2012):	$49.07

The following table sets forth the published high and low closing prices, as well as end-of-quarter closing prices, of the ETF Shares for each quarter in the period from January 2, 2008 through March 1, 2013. The graph following the table sets forth the daily closing prices of the ETF Shares during the same period. The closing price of one ETF Share on March 1, 2013 was $55.20. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The historical closing prices of the ETF Shares should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one ETF Share on the valuation date.

iShares® MSCI Brazil Capped Index Fund	High ($)	Low ($)	Period End ($)
2008			
First Quarter	88.23	69.13	77.03
Second Quarter	100.47	79.84	89.59
Third Quarter	87.78	50.99	56.57
Fourth Quarter	56.25	26.89	34.90
2009			
First Quarter	40.89	31.75	37.67
Second Quarter	57.95	39.30	52.97
Third Quarter	67.67	49.05	67.67
Fourth Quarter	79.73	66.03	74.61
2010			
First Quarter	77.79	62.77	73.66
Second Quarter	75.73	58.61	61.96
Third Quarter	76.93	62.97	76.93
Fourth Quarter	81.58	73.84	77.40
2011			
First Quarter	78.64	70.22	77.48
Second Quarter	79.78	69.57	73.35
Third Quarter	74.16	52.04	52.04
Fourth Quarter	64.51	50.89	57.39
2012			
First Quarter	70.42	58.52	64.74
Second Quarter	65.36	49.07	51.80
Third Quarter	57.06	50.03	54.05
Fourth Quarter	56.06	51.01	56.06
2013			
First Quarter (through March 1, 2013)	57.32	54.20	55.20



Shares of the iShares® MSCI Brazil Capped Index Fund
Daily Closing Prices
January 2, 2008 to March 1, 2013

This document relates only to the PLUS offered hereby and does not relate to the ETF Shares. We have derived all disclosures contained in this document regarding the iShares from the publicly available documents described in the preceding paragraph, without independent verification. In connection with the offering of the PLUS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the iShares. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding the iShares is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the ETF Shares (and therefore the price of the ETF Shares at the time we price the PLUS) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the iShares could affect the value received at maturity with respect to the PLUS and therefore the trading prices of the PLUS.

Neither we nor any of our affiliates makes any representation to you as to the performance of the ETF Shares.

The MSCI Brazil 25/50 Index. We have derived all information contained in these amended and restated preliminary terms regarding the MSCI Brazil 25/50 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, MSCI Inc. ("MSCI"). The MSCI Brazil 25/50 Index is calculated, maintained and published by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI Brazil 25/50 Index.

The MSCI Brazil 25/50 Index is an index created by applying the weight constraints described below to the MSCI Brazil Index. The MSCI Brazil 25/50 Index is calculated daily in the local currencies and published in real time every 15 seconds during market trading hours. The MSCI Brazil 25/50 Index is reported by Bloomberg L.P. under the ticker symbol "MXBR2550."

The MSCI Brazil Index is a free float-adjusted, capitalization-weighted index of securities traded primarily on the Bolsa de Valores de São Paolo. Component companies must meet objective criteria for inclusion in the MSCI Brazil Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil Index is described under the heading "Equity Index Descriptions — The MSCI Indices" in the accompanying underlying supplement no. 1-I.

PLUS Based on the iShares® MSCI Brazil Capped Index Fund due May 1, 2014
Performance Leveraged Upside Securities^{SM}

Objectives and Guiding Principles Underlying the MSCI Brazil 25/50 Index

Under current regulations, a fund needs to satisfy certain tests, such as those relating to asset diversification and sources of income, for qualification as a "regulated investment company" or "RIC." More specifically, one requirement of a RIC is that, at the end of each quarter of a RIC's tax year, no more than 25% of the value of the RIC's assets may be invested in a single issuer and the sum of the weights of all issuers representing more than 5% of the fund should not exceed 50% of the fund's total assets. The MSCI Brazil 25/50 Index takes into account these investment limits, offering a benchmarking alternative for RIC compliant funds.

The following principles have guided MSCI in designing a methodology for constructing the MSCI Brazil 25/50 Index from the underlying non-constrained index, the MSCI Brazil Index.

Reflecting the 25% and 50% concentration constraints. Reflecting the 25% and 50% concentration constraints is the primary consideration in terms of both index construction and index maintenance. Ensuring timely and on-going reflection of the constraints requires the MSCI Brazil 25/50 Index to be rebalanced periodically. The MSCI Brazil 25/50 Index is rebalanced in February, May, August and November.

Minimizing tracking error to the MSCI Brazil Index. Minimizing the tracking error between the MSCI Brazil 25/50 Index and the MSCI Brazil Index, while keeping the index turnover to a reasonable level, is another important objective. MSCI seeks to achieve this by rebalancing the MSCI Brazil 25/50 Index using an optimization process that aims to minimize the constituent weight differences between the MSCI Brazil 25/50 Index and the MSCI Brazil Index.

Index Construction and Maintenance Methodology

Constructing and Rebalancing the MSCI Brazil 25/50 Index

The MSCI Brazil 25/50 Index methodology follows a portfolio optimization framework. The Barra Optimizer is utilized to perform the optimization function, which is aimed at minimizing index turnover, tracking error and extreme deviation from the MSCI Brazil Index. The Barra Optimizer is an algorithm designed to facilitate the portfolio construction process.

Constraint targets. The MSCI Brazil 25/50 Index is subject to the following constraints:

- no issuer may exceed 25% of index weight; and

- all issuers with weight above 5% may not exceed 50% of the index weight.

Minimizing weight distance from the MSCI Brazil Index. The MSCI Brazil 25/50 Index methodology aims at minimizing the weight distance from the MSCI Brazil Index. The active risk or the tracking error of the MSCI Brazil 25/50 Index versus the MSCI Brazil Index is measured as the distance between the constituent weights of the MSCI Brazil 25/50 Index and the MSCI Brazil Index.

Minimizing transaction cost. A transaction cost is applied as a proxy for index turnover on rebalancing from the MSCI Brazil 25/50 Index.

Minimum weight of constituents. The minimum weight of any MSCI Brazil 25/50 Index constituent is equal to the weight of the smallest constituent in the MSCI Brazil Index.

Buffer Rules

A buffer of 10% of the value of each constraint is used in order to reduce the risk of non-compliance due to short term market movements between two quarterly rebalancing. As a result, at the point of constructing or rebalancing the MSCI Brazil 25/50 Index, the weight of any single issuer cannot exceed 22.5% of the index weight and all issuers with weight above 4.5% cannot exceed 45% of the index weight.

Maintenance Rules

Quarterly Index Reviews. The MSCI Brazil 25/50 Index is rebalanced quarterly and the changes resulting from the rebalancing are made as of the close of the last business day of each February, May, August and November, to coincide with the quarterly index reviews of the MSCI Brazil Index.

The MSCI Brazil 25/50 Index is in general rebalanced five business days before the effective date. The changes resulting from the rebalancing are announced on the same day.

In case the pro forma MSCI Brazil 25/50 Index violates the 25/50 constraints between the announcement date and the effective date, the previously announced results will be discarded and a newly rebalanced MSCI Brazil 25/50 Index will be announced.

There is no index rebalancing due to non-compliance between quarterly index reviews.

At each rebalancing, a constraint factor is calculated for each constituent of the MSCI Brazil 25/50 Index. The constraint factor is defined as the weight in the MSCI Brazil 25/50 Index at the time of the rebalancing *divided* by the weight in the MSCI Brazil Index. The constraint factor as well as the constituents of the MSCI Brazil 25/50 Index remains constant between index reviews except in case of corporate events.

Ongoing Event Related Changes. A security added to the MSCI Brazil Index following a corporate event is added to the MSCI Brazil 25/50 Index with an estimated capped weight, without rebalancing of the MSCI Brazil 25/50 Index.

In the event of a merger or an acquisition where an index constituent acquires another index constituent or merges with another index constituent, the remaining company is maintained in the MSCI Brazil 25/50 Index with a constraint factor calculated as the weighted average of the constraint factors before the corporate event.

If a spun-off security of an index constituent is added to the MSCI Brazil Index, it will be added to the MSCI Brazil 25/50 Index with the same constraint factor as the parent security.

The deletion of a constituent from the MSCI Brazil Index following a corporate event triggers its deletion from the MSCI Brazil 25/50 Index without rebalancing of the MSCI Brazil 25/50 Index.

The addition of a newly eligible security in the MSCI Brazil Index — for example, an early inclusion of a large initial public offering, or a security migrating to the MSCI Brazil Index from another size segment — will result in the inclusion of that security in the MSCI Brazil 25/50 Index and consequently trigger the full rebalancing of the MSCI Brazil 25/50 Index.

Issuer Concentration Issues

A minimum of 15 issuers in the MSCI Brazil Index is required at any point in time for the MSCI Brazil 25/50 Index to be rebalanced as described above. In the event the number of issuers drops below 15 but remains above 11 following a corporate event or a regular index review, MSCI will apply the following adjustments:

- Number of issuers drops to 14: the buffer mentioned above will be reduced from 10% to 9%. Thus, the weight of any single issuer cannot exceed 22.75% of the index weight and all issuers with weight above 4.55% cannot exceed 45.5% of the index weight.

- Number of issuers drops to 13: the buffer mentioned above will be reduced from 10% to 4%. Thus, the weight of any single issuer cannot exceed 24% of the index weight and all issuers with weight above 4.8% cannot exceed 48% of the index weight.

- Number of issuers drops to 12: the buffer mentioned above will be reduced from 10% to 0%. Thus, the weight of any single issuer cannot exceed 25% of the index weight and all issuers with weight above 5% cannot exceed 50% of the index weight.

The MSCI Brazil 25/50 Index will need to be discontinued if the number of issuers drops below 12 as mathematically no solution can satisfy the 25% and 50% constraints. MSCI will however temporarily maintain the MSCI Brazil 25/50 Index for a minimum of two months before discontinuation by adding the necessary number of securities to the MSCI Brazil 25/50 Index. The index discontinuation will coincide with one of the subsequent regular index reviews. The securities to be added will be chosen in the following order of priority:

- Securities deleted from the MSCI Brazil 25/50 Index, *provided* they exhibit required liquidity and were not deleted due to financial difficulties, etc.

- Eligible securities of relevant size not included in the MSCI Brazil Index, *e.g.*, largest small cap size-segment securities.

In the event that no securities are eligible for temporary addition to the MSCI Brazil 25/50 Index, MSCI will provide an index, as close as possible to the 25/50 constraints, for a minimum of two months before discontinuation. The index discontinuation will coincide with one of the subsequent regular index reviews.

Index Calculation and Corporate Events

Please refer to "Equity Index Descriptions — The MSCI Indices" in the accompanying underlying supplement no. 1-I. for information relating to the calculation of the MSCI Brazil 25/50 Index and the treatment of corporate events. For these purposes, the MSCI Brazil 25/50 Index is deemed to be included in the MSCI Indices described in "Equity Index Descriptions — The MSCI Indices" in the accompanying underlying supplement no. 1-I.

Additional Information about the PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional provisions:	
Postponement of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than three business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the third business day following the valuation date as postponed.
Minimum ticketing size:	$1,000 / 100 PLUS
Tax considerations:	You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-1-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the PLUS.
	Based on current market conditions, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your PLUS should be treated as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the possible application of the "constructive ownership" rules, the gain or loss on your PLUS should be treated as long-term capital gain or loss if you hold your PLUS for more than a year, whether or not you are an initial purchaser of the PLUS at the issue price. The PLUS could be treated as "constructive ownership transactions" within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the PLUS that would otherwise be long-term capital gain and that was in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the term of the PLUS. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the PLUS. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.
	The IRS or a court may not respect the treatment of the PLUS described above, in which case the timing and character of any income or loss on your PLUS could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the PLUS, including the potential

	application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.
	Non-U.S. Holders – Additional Tax Consideration
	Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the PLUS are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to PLUS held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Use of proceeds and hedging:	The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the PLUS.
	For further information on our use of proceeds and hedging, see "Use of Proceeds and Hedging" in the accompanying product supplement no. MS-1-I.
Benefit plan investor considerations:	See "Benefit Plan Investor Considerations" in the accompanying product supplement no. MS-1-I.
Supplemental plan of distribution:	Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the PLUS in the secondary market, but is not required to do so.
	We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the PLUS and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-31 of the accompanying product supplement no. MS-1-I.
	We expect that delivery of the PLUS will be made against payment for the PLUS on or about the fifth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.
Contact:	Morgan Stanley Wealth Management clients may contact their local Morgan Stanley Wealth Management branch office or Morgan Stanley Wealth Management's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).
Where you can find more information:	JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which these amended and restated preliminary terms relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. MS-1-I, underlying supplement no. 1-I and these amended and restated preliminary terms if you so request by calling toll-free (800)-869-3326.
	You may revoke your offer to purchase the PLUS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the PLUS prior to their issuance. In the event of any changes to the terms of the PLUS, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
	You should read this document together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our

Series E medium-term notes of which these PLUS are a part, and the more detailed information contained in product supplement no. MS-1-I dated November 22, 2011 and underlying supplement no. 1-I dated November 14, 2011.

This document, together with the documents listed below, contains the terms of the PLUS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. ***This document amends and restates and supersedes the preliminary terms no. 29 related hereto dated February 28, 2013 to product supplement no. MS-1-I in its entirety. You should not rely only on the preliminary terms no. 29 related hereto dated February 28, 2013 in making your decision to invest in the PLUS***. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. MS-1-I, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• **Product supplement no. MS-1-I dated November 22, 2011:**
http://www.sec.gov/Archives/edgar/data/19617/000089109211007774/e46120_424b2.pdf

• **Underlying supplement no. 1-I dated November 14, 2011:**
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

• **Prospectus supplement dated November 14, 2011:**
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

• **Prospectus dated November 14, 2011:**
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us," and "our" refer to JPMorgan Chase & Co.

"Performance Leveraged Upside Securities^SM" and "PLUS^SM" are service marks of Morgan Stanley.

Syndicate Information		
Aggregate Stated Principal Amount of PLUS for Any Single Investor	**Price to Public per PLUS**	**Commissions per PLUS**
<$1MM	$10.0000	$0.2000
≥$1MM and <$3MM	$9.9625	$0.1625
≥$3MM and <$5MM	$9.9438	$0.1438
≥$5MM	$9.9250	$0.1250

Morgan Stanley Wealth Management may reclaim selling concessions allowed to individual brokers within Morgan Stanley Wealth Management in connection with the offering if, within 30 days of the offering, Morgan Stanley Wealth Management repurchases the PLUS distributed by such brokers.